Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

U.S. Patent and Trademark Office Granted Femto Technologies Inc. A Notice of Allowance for Use of its Proprietary Smart Release System Technology

Nasdaq-Listed Femtech Innovator, creator of Sensera, Advances AI-Driven Feminine Wellness Solutions

Los Angeles, California – May 7, 2025 – Femto Technologies Inc. (Nasdaq: FMTO), a pioneering Femtech company formerly known as BYND Cannasoft Enterprises Inc., announced today that the U.S. Patent and Trademark Office (USPTO) has granted it a Notice of Allowance for its proprietary Smart Release System (SRS) technology. This milestone reinforces Femto’s commitment to redefining wellness solutions through AI-driven advancements.

The Smart Release System (SRS) technology, a fundamental component of Femto’s innovative Femtech products, is embedded in Sensera, which was recently recognized as a CES Innovation Awards® 2025 honoree in the AI category. This prestigious accolade underscores Femto’s leadership in cutting-edge technology tailored to enhance wellness for all.

“Receiving the Notice of Allowance from the U.S. Patent and Trademark Office marks a significant milestone for Femto Technologies. Our proprietary Smart Release System technology is at the forefront of innovation, driving transformative advancements in Femtech. This recognition reinforces our commitment to pioneering AI-driven wellness solutions that enhance lives globally.” – Yftah Ben Yaackov, CEO, Femto Technologies Inc.

Femto’s R&D initiatives and product development are heavily driven by its SRS technology with applications spanning a variety of Femtech solutions. The company remains committed to rigorous testing, research, and regulatory compliance to ensure the efficacy and safety of its products.

About Femto Technologies Inc.

Femto Technologies Inc. (Nasdaq: FMTO) is a cutting-edge Femtech company spearheading transformative advancements in wellness technology. With a strong emphasis on AI-driven solutions, Femto is dedicated to innovating products that enhance well-being through intelligent technology integration.

ABOUT SENSERA

Sensera is a feminine wellness device on a mission to bridge the gap between feminine pleasure and wellness, providing a holistic self-care experience that adapts to a woman’s changing needs. Sensera utilizes Femto’s proprietary Smart Release System (SRS) technology, including machine learning and AI, to enhance feminine wellness. Sensera is a CES Innovation Awards® 2025 Honorary in the AI category.

For more information on Sensera, please visit www.senserawellness.com and follow us on Instagram, Facebook, and YouTube.

MEDIA CONTACT

For product demonstration and media

Samantha Breen

Opportunity PR (for Sensera)

samantha@opportunitypr.com

+1 949.290.2834

COMPANY CONTACT

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2024 and annual information form dated March 31, 2025, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on March 31, 2025. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.